Exhibit 99.1

Avianca Holdings S.A.

Summons

The undersigned, Chief Executive Officer of the Company, hereby summons the Shareholders of Common Shares to the extraordinary session of the General Meeting of Shareholders to be held on May 5, 2017 at 8:30 a.m., in the city of Bogotá, Republic of Colombia, at the Company’s offices located at Avenida Calle 26 No. 59 -15 10th Floor.

The agenda for the session to be carried out will be as follows:

1.	Verification of Quorum.

2.	Reading and approval of the Day’s Agenda.

3.	Consideration of the proposal made by Kingsland Holdings Limited through letter dated March 7, 2017 addressed to the Chief Executive Officer of the Company.

4.	Approval of Minutes.

In accordance with the Social Pact, this summons shall be published in a broadly circulating newspaper in the Republic of Colombia, and will be sent to each Common Shareholder, by written communication sent through mail to the address registered with the Company.

March 17, 2017

/s/ Hernán Rincón

Hernán Rincón

Chief Executive Officer